Exhibit 99.2
FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company
Cardiome Pharma Corp. 6190 Agronomy Rd, Suite 405 Vancouver, BC V6T 1Z3

2.	Date of Material Change
December 11, 2012

3.	News Release
December 11, 2012 - Vancouver, Canada

4.	Summary of Material Change

Cardiome Pharma Corp. announced that the company has reached an agreement with Merck to settle its debt obligations stemming from the companies’ collaboration and license agreement for vernakalant, signed in April 2009.

5.	Full Description of Material Change
See attached press release

6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102
Not Applicable.

7.	Omitted Information
Not Applicable.

8.	Executive Officer
	Name:	Ms. Jennifer Archibald
	Title:	Chief Financial Officer
	Phone No.:	604-677-6905

9.	Date of Report
December 11, 2012

Per:	“Jennifer Archibald”
Jennifer Archibald,
Chief Financial Officer